SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Public Company)
CNPJ nº 00001180/0001-26

Centrais Elétricas Brasileiras S.A ELETROBRAS (henceforth named simply Company or ELETROBRAS ), in compliance with CVM Instruction nº 358/02 and in addition to the Market Notices issued on December 15th 2011, April 24th 2012 and January 30th 2014, hereby notifies its shareholders and remaining stakeholders in general that on August 26th 2014, the Company s Board of Directors approved the acquisition of the stockholding interest of CELG Distribuição S.A. (henceforth named simply CELG D ) through the acquisition of 51% (fifty one percent) of the common shares (henceforth named simply Shares ) that represent its social capital.

CELG D is an electric power distribution and commercialization concessionaire which supplies electricity to 237 municipalities within the state of Goias covering just over 98.7% of the state territory providing electricity to 2.61 million individual consumers within a geographical area of 336,871 Km2. It s a full subsidiary company of Companhia CELG de Participações CELGPAR (henceforth named simply CELGPAR or seller ) which is a Goias State Government owned mixed capital venture.

In order to take all the necessary steps towards approving the acquisition of the Shares, the Board of Directors also approved on August 26th 2014 the signature of a private purchase agreement of shares ( Shares Purchase and Sale Agreement ), between

ELETROBRAS, CELGPAR, State of Goias and CELG D, which has the irrevocable commitment by CELGPAR to sell and the irrevocable commitment by ELETROBRAS to purchase, 51% (fifty one percent) of the common shares that represent the stock interest of social capital of CELG D, in the amount of R$ 59,532,810.00 (fifty nine million five hundred and thirty two thousand eight hundred and ten reais), (henceforth named simply Price ), by means of the assignment to ELETROBRAS of the preference rights owned by the State of Goias Government, due to the need to observe the dispositions held in Article 253, I of Law 6,404/76.

The Price was settled by the parties based on the independent valuation reports provided by consultants hired by ELETROBRAS and by the State of Goias Government, under the Net Present Value - NPV criteria, as per the data provided by the Financial Statements regarding the 2013 fiscal year, duly revised by CELG D s independent auditors.

ELETROBRAS hired Deloitte Touche Tohmatsu Consultores Ltda. to withhold a due diligence and valuation of CELG D. Such valuation effort also provided the information required to settle the purchasing Price of the company under requirements of Article 256, § 2nd of Law 6,404/76, regarding the Net Asset Value at market price, which highlights the updates under the due diligence and valuation at market prices of certain itemsEBR of CELG EBR.B D s Balance Sheet.

RELEVANT FACT

The report issued by Deloitte Touche Tohmatsu Consultores Ltda. which stated the valuation of CELG D s Net Asset Value at market price was duly updated to the reference date of June 30th 2014, indicating that the Price is below 1.5 times the Net Asset Value at market price, as per border line settled in Article 256, II, b of Law 6,404/76, theretofore the current shareholders shall not have the right to refuse the acquisition of the Shares by ELETROBRAS.

The overall deal is still subject to the fulfillment of certain precedent conditions as foreseen in the Shares Purchase and Sale Agreement, still to be signed, such as: i) approval of the ELETROBRAS Extraordinary Shareholders Meeting in compliance with Article 256 of Law 6,404/76; ii) approval of the competent government and regulatory authorities; and iii) capital increase of CELG D by CELGPAR in the amount of R$ 1,680,700,000.00 (one billion six hundred and eighty million seven hundred thousand reais) by issuing new common shares.

The call to the shareholders to attend the 161st Extraordinary Shareholders Meeting, to decide over the present Shares acquisition shall be published in Valor Econômico , O Globo , Correio Braziliense and Diário Oficial da União newspapers, after the signing of the Shares Purchase and Sale Agreement, on such occasion all relevant documents and related information regarding the Company s Proposal shall be available in compliance with Law 6.404/76 and CVM Instruction 481/2009. This market Notice shall be made public on the forementioned newspapers on August 27th 2014.

The Company throughout the Department of Investor Relations DFR at telephones (55)(21)2514-6333 and (55)(21) 2514-6331 and at invest@eletrobras.com is ready to provide any additional information pertaining this subject.

Rio de Janeiro, August 27, 2014.

Armando Casado de Araujo
CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.